October 3, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Gateway Trust
	File No.:	811-22099
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on September 29, 2014, regarding the post-effective amendment to the Gateway Trust (the “Registrant”) registration statement on Form N-1A for the Gateway Equity Call Premium Fund (the “Fund”), which was filed with the Commission on July 17, 2014 (the “Registration Statement”). For your convenience, we have summarized each additional comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement became effective automatically on September 30, 2014.

Prospectus

1.	Comment. With respect to Comment and Response 8 in the Registrant’s comment response letter dated September 25, 2014, please confirm that the Fund will comply with the requirements for liquid asset segregation as set forth in SEC Staff No-Action Letter Dreyfus Strategic Investing and Dreyfus Strategic Income (June 22, 1987).

Response. The Registrant confirms that the Fund intends to segregate liquid assets in an amount consistent with the Commission’s guidance set forth in Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987). Such segregation may be accomplished by designating assets as segregated on the books of the Fund, as contemplated by the Staff’s November 7, 1997 “Dear CFO” Letter.

2.	Comment. With respect to Comment and Response 12 in the Registrant’s comment response letter dated September 25, 2014, please include the following disclosure in the “Prior Related Performance” section of the prospectus: “Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.”

Response. In response to this comment, the Registrant will add the requested disclosure to the fourth paragraph of the “Prior Related Performance” section of the prospectus.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Gateway Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.